North Capital Private Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2016

Cash Flows from Operating Activities		
Net income	$	10,602
Adjustments to reconcile net income		
to net cash used by operating activities:		
(Increase) decrease in:		
Accounts receivable		6,778
Prepaid expenses		837
Warrants		(6,210)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(12,535)
Commissions payable		92,598
Due to related parties		45,426
Net Cash Provided by Operating Activities		137,496
Cash Flows from Financing Activities		
Capital contribution		15,000
Net Cash Provided by Financing Activities		15,000
Net Increase in Cash and Cash Equivalents		152,496
Cash and cash equivalents at beginning of year		200,252
Cash and Cash Equivalents at End of Year	$	352,748
Supplemental Disclosures:		
Taxes and penalties paid	$	898

See accompanying notes

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